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SEC FILE NUMBER 001-31950

CUSIP NUMBER 60935Y208

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MoneyGram International, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2828 N. Harwood Street, 15th Floor

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75201

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MoneyGram International, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2014 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense. The Company has been undertaking a re-evaluation of its prior accounting policies and procedures related to global unclaimed property matters, which are extremely complex and subject to varying interpretations. This re-evaluation commenced after a routine inspection by the Public Company Accounting Oversight Board (“PCAOB”) of Deloitte & Touche LLP (“Deloitte”), the Company’s independent registered public accounting firm, which included a review by the PCAOB of Deloitte’s independent audit of the Company’s 2013 financial statements and internal controls over financial reporting (“ICFR”).

The Company’s management re-evaluated the design and operation of its past control practices regarding such accounting policies and procedures related to global unclaimed property matters and whether, in the past, such controls were sufficiently robust to prevent or detect a potential material error with regard to these policies. Following the completion of this re-evaluation, and extensive consultation with Deloitte and other outside advisers, the Company’s management has now concluded that a material weakness existed in that area and that, therefore, ICFR and disclosure controls and procedures (“DCP”) (as defined in Rules 13a-15(e)-(f) and 15d-15(e)-(f) under the Securities Exchange Act of 1934) were not effective as of December 31, 2013. A material weakness indicates ICFR and DCP were not working effectively. Management has determined that there were no material misstatements in the Company’s annual or interim consolidated financial statements and that this material weakness therefore did not require any adjustments to those financial statements. The Company’s Annual Report on Form 10-K for 2013 will be amended to reflect those conclusions in Item 8 (Financial Statements and Supplementary Data) and Item 9A (Controls and Procedures). The Company conducted remediation procedures through the date of this filing regarding the identified material weakness in ICFR and DCP and has taken specific actions to address such material weakness. As a result, the Company has concluded that, at November 11, 2014, it had effectively remediated the material weakness. The Company is in the process of finalizing its disclosures pursuant to Part 1, Item 4 (Controls and Procedures), including internal and external review of the disclosures, and therefore was unable to file the Quarterly Report within the prescribed time period without unreasonable effort or expense. The Company does, however, expect to file the Quarterly Report on or before November 17, 2014.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

W. Alexander Holmes	214	999-7552
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the Company’s Current Report on Form 8-K dated October 31, 2014.

MoneyGram International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 12, 2014	By:	/s/ W. Alexander Holmes
W. Alexander Holmes
Executive Vice President, Chief Financial
Officer and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).